EXHIBIT 99.1

For Immediate Release	Date: June 6, 2023
23-47-TR

Teck Donates $10-million to Chilean Nature Fund to Support Chile's Protected Marine Areas Program and Juan Fernández Archipelago

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced a CAD$10 million donation to the Chilean Nature Fund (“FNC”) to support Chile’s Protected Marine Areas program and protection of a critical global biodiversity area.

The donation supports conservation initiatives for all Chile’s Protected Marine Program, with a focus on the Juan Fernández Archipelago, an ecologically-significant area which has been designated a UNESCO Biosphere Reserve and is one of the most threatened ecosystems in the world with a high number of endemic species located there. Funding will help FNC and the community of Juan Fernández design and implement protection and conservation measures in the archipelago, including the protection of rare seabirds and unique flora and fauna not found anywhere else in the world.

The donation coincides with the one-year anniversary of Teck becoming the first mining company globally to commit to a goal of becoming nature positive by 2030. This includes working with local partners, communities and Indigenous Peoples to conserve ecologically and culturally significant lands and conserving or rehabilitating at least three hectares for every one hectare affected by Teck’s mining activities.

“Helping protect these beautiful islands and their unique ecosystem is another step forward in our commitment to become nature positive by 2030,” said Jonathan Price, CEO, Teck. “Biodiversity loss is an urgent global challenge that requires partnerships between local communities, non-profits, industry and government and we are grateful for the opportunity to help advance protection of the Juan Fernández Archipelago.”

"We welcome Teck's commitment to become a nature positive company by 2030 and the signing of the company's Framework Agreement with the Chilean Nature Fund. We are convinced that it is possible to advance a sustainable mining industry that supports the economic development of the country and local communities while at the same time protecting the environment,” said Marcella Hernando, Chile Minister of Mining. “The economic support that the Chilean Nature Fund is receiving to enable the community of Juan Fernández to advance the protection of species and conservation of the archipelago confirms the collective will of the public and private sectors to address the challenges of climate change as we all have a role to play.”

"The conservation of biodiversity challenges all of us, opening up possibilities for social and economic transformation and involving parties from different fields," explains Bárbara Saavedra, President of the Board of Directors of Fondo Naturaleza Chile. “The challenge is enormous and there are several organizations that have come together in a broad, and inclusive effort way for the conservation of nature,”

“The approach of the community of Juan Fernández has been to jointly create the implementation of the Chilean Marine Areas Program with parties who have already been working in our territory and are aware of the challenges of its management. It is a different approach that we acknowledge,” says the mayor of the Municipality of Juan Fernández, Pablo Manríquez. "Our community is the guardian of its territory and actively participates in its management and care."

Teck Partnering to Conserve Nature

In 2022, Teck became the first mining company to commit to a goal of becoming nature positive by 2030.

In just one year, Teck has announced total conservation investments to protect 51,500 hectares, which is equal to four and half times the area of the City of Vancouver.

Click here to learn more about Teck’s nature positive goal.

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Background: The Juan Fernández Islands

•	The Juan Fernández Archipelago is a set of islands located in the South Pacific, 670 km off the coast of Chile.
•	Home to a population of approximately 1,000 people, 99% of the archipelago was declared a National Park in 1935.
•	The archipelago was declared a Biosphere Reserve by UNESCO in 1977 and expanded in 2019 to help protect the large number of endemic species (approximately 130), many of which are endangered due to the introduction of invasive species.
•	The archipelago and Biosphere Reserve includes the islands of Robinson Crusoe, Alexander Selkirk, and Santa Clara and all the islets in the area. Alexander Selkirk is named after an 18th century sailor who was shipwrecked there alone for more than four years, whose story inspired Daniel Defoe to write the novel Robinson Crusoe.
•	The archipelago and its community are a global example of how to reconcile biodiversity conservation with sustainable use.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “will”, “intend”, “expect”, and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements relating to: the expected use and impact of the donation; our goal to become a nature positive company by 2030 and the actions we

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intend to take to achieve this goal, including our intention to conserve or rehabilitate at least three hectares for every one hectare affected by mining activities. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Such statements are based on a number of estimates, projections, beliefs and assumptions which are inherently uncertain and difficult to predict and may prove to be incorrect, including but not limited to expectations and assumptions concerning: the availability of land or other opportunities for conservation, rehabilitation, or capacity building in appropriate locations on commercially reasonable terms and the ability to obtain any required external approvals or consensus for such opportunities; our ability to achieve our nature positive and biodiversity goals and the longer term impacts of those goals and strategies on our business; environmental compliance costs generally; and assumptions regarding the development of our business generally and general economic conditions. Factors that may cause actual results to vary include, but are not limited to, actual biodiversity consequences; unavailability of land or other opportunities for conservation, rehabilitation or capacity building on commercially reasonable terms or inability to obtain any required external approvals or consensus for such opportunities; changes in laws and governmental regulations or enforcement thereof that impact our operations, goals or strategy and changes in commodity price, costs or general economic conditions.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements. Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our most recent Annual Information Form filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile. We assume no obligation to update forward-looking statements except as required under securities laws.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About the Chilean Nature Fund

Fondo Naturaleza Chile is a foundation that aims to mobilize and manage resources for the effective management of large-scale nature conservation in Chile, activating new sources of funding to complement the financial efforts of the State to support the fulfillment of national and international conservation and climate action goals, strengthening the management of natural heritage in the different territories of Chile. One of its lines of work is the Marine Protected Areas Program, whose challenge is to contribute to the effective conservation of the fifth largest Marine Areas System in the world. https://www.fondonaturaleza.org/

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Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Chilean Nature Fund Media Contact:

María José Hess

mhess@fondonaturaleza.org

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